UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

HEALTH IN HARMONY, INC.

(Exact name of registrant as specified in its corporate charter)

000-54632

(Commission File No.)

Nevada (State of Incorporation)	98-0576696 (IRS Employer Identification No.)

47 Sherwood Drive
Dalyellup, 6230

Western Australia

(Address of principal executive offices)

(855) 640-1859

(Registrant’s telephone number)

HEALTH IN HARMONY, INC.

47 Sherwood Drive, Dalyellup, 6230

Western Australia

(855) 640-1859

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 par value per share, at the close of business on November 14, 2012.

This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (“SEC”).

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

This Information Statement is being mailed on or about November 26, 2012, to the holders of record at the close of business on November 14, 2012 (the “Record Date”) of shares of the common stock, par value $0.001 per share (“Common Stock”) of Health In Harmony, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Securities Purchase Agreement, dated October 26, 2012 (the “Agreement”), by and among Tungsten 74 LLC, a Delaware limited liability company (the “Buyer”), Susanna Janse van Vuuren (the “Seller”) and the Company. The transactions contemplated by the Agreement were consummated on October 26, 2012 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, 6,900,000 shares of the Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, the Company entered into the Agreement, pursuant to which the Seller transferred to the Buyer 4,000,000 shares of Common Stock beneficially and of record owned by her (the “Shares”), in exchange for an aggregate purchase price (the “Purchase Price”) of US$311,108.00 in cash, less the amount of any liabilities of the Company. The signing of the Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which the Seller no longer was the Company’s principal shareholder.

On the Closing Date, the Company increased to two directors the number of directors constituting the Board of Directors and appointed Dr. Nickolay Kukekov as a director to fill the vacancy created by such increased Board size. Furthermore, the Seller submitted her resignation as a director, effective on the 10th day following the mailing of this Information Statement to the Company’s stockholders (the “Effective Date”).

Prior to Dr. Kukekov’s appointment as a director, he did not hold any positions with the Company nor has he been involved in any transactions with the Company or any of the Company’s directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

The Company contemplates that the Company and the beneficial stockholders (the “Life Care Medical Stockholders”) of Life Care Medical Devices, Ltd., a Hong Kong SAR corporation (“Life Care Medical”), shall enter into a share exchange and reorganization agreement pursuant to which (a) the Buyer shall deliver the Shares to the Company for cancellation and (b) the Life Care Medical Stockholders shall exchange all of the issued and outstanding shares of Life Care Medical capital stock currently held by the Life Care Medical Stockholders in exchange for such number of shares of common stock of the Company as shall constitute approximately 83.4% of the then outstanding Common Stock (the “Exchange”). As a result of the Exchange, assuming such transaction is consummated, of which there can be no assurance, Life Care Medical shall become a wholly-owned subsidiary of the Company.

Prior Change of Control Transaction

On June 28, 2012, the Seller entered into a Stock Purchase Agreement with Tammy DuPerron, pursuant to which Ms. Duperron sold the Shares to the Seller, at which time the Seller acquired the Shares, attained voting control of the Company, and was elected as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company (the “Prior Change of Control Transaction”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of November 14, 2012 with respect to the holdings of:

•	each person known to us to be the beneficial owner of more than 5% of the common stock;
•	each of the Company’s directors, nominees for director and named executive officers; and
•	all directors and executive officers as a group.

To the best of the Company’s knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Except as otherwise indicated, the address of each of the persons named in the table below is c/o Health in Harmony, 47 Sherwood Drive, Dalyellup, 6230, Western Australia.

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
Tungsten 74 LLC (2)	4,000,000	57.97%
Chromium 24, LLC (3)	584,482	8.47%
New World Merchant Partners LLC (4)	437,500	6.34%
Znatnov Andrey (5)	383,990	5.57%
Nickolay Kukekov (6)	---	---
Susanna Janse van Vuuren	---	---
All directors and executive officers as a group (2 people) (6)	---	---

__________

(1)	Based on 6,900,000 shares of common stock issued and outstanding as of November 14, 2012.

(2)	Tungsten 74 LLC is controlled by Viacheslav Kriventsov. Dr. Nickolay Kukekov, the Chief Executive officer and director of the Company, is a non-controlling member of Tungsten 74 LLC, and disclaims beneficial ownership in Tungsten 74 LLC except to the extent of his pecuniary interest therein. Tungsten 74 LLC’s address is 464 Gorge Road, #3E, Cliffside Park, New Jersey 07910.

(3)	Chromium 24, LLC is controlled by John Kalem. Dr. Nickolay Kukekov is a non-controlling member of Chromium 24 LLC, and disclaims beneficial ownership in Chromium 24 LLC except to the extent of his pecuniary interest therein. Chromium 24, LLC’s address is 135 East 18th Street, New York, New York 10003.

(4)	New World Merchant Partners LLC is controlled by Andrew J. Glashow, and its address is 700 White Plains Road, Suite 317, Scarsdale, New York 10583.

(5)	Mr. Andrey’s address is 305 W. 50th Street, Apt. 25A, New York, New York 10019.

(6)	Does not include the shares held by Tungsten 74 LLC or Chromium 24 LLC, each of which Dr. Kukekov is a member.

Changes in Control

The Company is not aware of any person who owns of record, or is known to own beneficially, five percent or more of its outstanding securities, other than as set forth above. The Company does not have an investment advisor. Except as described above with respect to the Exchange, there are no current arrangements which will result in a change in control.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, none of the Company’s directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about the Company’s directors and executive officers as of the date of this report:

Name	Age	Position

Susanna Janse van Vuuren(1)	45	President, Chief Financial Officer, Treasurer, Secretary and director
Nickolay Kukekov(1)	39	Chief Executive Officer and director

__________

(1)	Ms. van Vuuren has submitted her resignation as a director of the Company and from all officer positions, effective on the tenth day following the mailing of this Information Statement, at which time Dr. Kukekov will become the sole director of the Company, which such mailing is expected to occur on or about November 26, 2012.

Susanna Janse Van Vuuren has served as the Company’s President, Treasurer and Secretary since June 28, 2012 and the Company’s Chief Executive Office from inception through October 31, 2012. She is the owner of a chain of hair and nail studios in Western Australia. From 1990 to the present Susanna Janse Van Vuuren has been an entrepreneur starting, building and selling various businesses in the health and beauty industry.

Nickolay V. Kukekov was appointed to serve as the Company’s Chief Executive Officer and as a director as of October 31, 2012.  Since September 2012, Dr. Kukekov has served as the chief executive officer and director of Fits My Style, Inc., a development-stage company seeking to develop a website that will allow buyers of furnishings to simulate how their home or office could look before making a purchase. Dr. Kukekov currently serves as the managing director of Highline Research Advisors, a division of John Thomas Financial.  Prior to forming Highline Research Advisors, Dr. Kukekov was the Managing Director of Healthcare Investment Banking at Summer Street Research from October 2010 to August 2012.  In September 2009, Dr. Kukekov was a co-founder of the Healthcare Investment Banking group at Gilford Securities.  From December 2007 to July 2009, Dr. Kukekov served as the managing director of Paramount BioCapital, where he ran the advisory, M & A and capital raising services for in-house private and public portfolio companies. Dr. Kukekov holds a Bachelor of Science degree in Molecular, Cellular and Developmental Biology from the University of Colorado at Boulder and a Ph.D. in Neuroscience from Columbia University, College of Physicians and Surgeons in New York.

Family Relationships

There are no family relationships among any of the Company’s officers or directors.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between the Company’s officers and directors and the Company.

From time to time, one or more of the Company’s affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that the Company operates or intends to operate. These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with the Company’s current or future business with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of the Company and other businesses with which the Company’s affiliates are associated. The Company’s affiliates are in no way prohibited from undertaking such activities, and neither the Company nor the Company’s shareholders will have any right to require participation in such other activities.

Further, because the Company may transact business with some of its officers, directors and affiliates, as well as with firms in which some of its officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of the Company and these related persons or entities. The Company believes that such transactions will be effected on terms at least as favorable to the Company as those available from unrelated third parties.

The Company presently does not have a formal policy with respect to transactions involving real or apparent conflicts of interest.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of its directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Dr. Nickolay V. Kukekov, the Chief Executive officer and director of the Company, is a non-controlling member of Tungsten 74 LLC, which owns approximately 58% of the Common Stock of the Company and is a non-controlling member of Chromium 24 LLC, which owns approximately 8.47% of the Common Stock of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company were delinquent in any necessary filings under Section 16(a), except that the Seller is delinquent in the filing of her Form 3 reflecting her initial acquisition of the Shares at the Prior Change of Control Transaction.

CORPORATE GOVERNANCE

Director Independence

The Company does not have any independent directors. Because the Common Stock is not currently listed on a national securities exchange, the Company has used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

(a)	the director is, or at any time during the past three years was, employed by the Company;

(b)	the director accepted or who has a family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than (i) compensation for board or board committee service, (ii) compensation paid to a family member who is an employee (other than an executive officer) of the Company or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(c)	the director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

(d)	the director is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the Company's securities or (ii) payments under non-discretionary charitable contribution matching programs.

(e)	the director is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

(f)	the director is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

Ms. Janse van Vuuren and Dr. Kukekov are not considered independent because they are both executive officers of the Company.

Board Meetings and Annual Meeting

During the fiscal year ended October 31, 2011, the Board of Directors did not meet. The Company did not hold an annual meeting in 2011.

Board Committees

The Company does not currently have a separately designated audit, nominating or compensation committee.

Board Leadership Structure and Role in Risk Oversight

The Company does not currently have appointed a Chairman of its Board of Directors. No policy exists requiring combination or separation of leadership roles and the Company’s governing documents do not mandate a particular structure. This allows the Company’s Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

The Company’s Board of Directors is responsible for overseeing the overall risk management process at the Company. Responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of the Board of Directors is expected to be enabled by management reporting processes designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors because management believes that until this point it has been premature to develop such processes given the limited liquidity of the Common Stock. However, the Company’s new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Presently, none of the Company’s current or resigning officers or directors has received or will receive any compensation for services rendered to the Company. The Company currently has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Health In Harmony, Inc.

By:	/s/ Nickolay V. Kukekov
	Name:	Nickolay V. Kukekov
	Title:	Chief Executive Officer

Dated: November 16, 2012.